UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Access National Corporation
(Name of Issuer)
Common stock, par value $0.835
(Title of Class of Securities)
004337 10 1
(CUSIP Number)
James L. Jadlos
c/o Lender Processing Services/Applied Analytics Division
1610 15th Street, Denver, CO 80202
(303) 916-7400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004337 10 1	SCHEDULE 13D	Page	2	of	6

1.	NAMES OF REPORTING PERSONS. James L. Jadlos (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER(2)

NUMBER OF		197,842

SHARES	8.	SHARED VOTING POWER(3)
BENEFICIALLY
OWNED BY		451,200

EACH	9.	SOLE DISPOSITIVE POWER(4)
REPORTING
PERSON		197,842

WITH	10.	SHARED DISPOSITIVE POWER(5)

		451,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(6)

	649,042

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(7)

	6.24%, based on 10,338,515 shares of common stock issued and outstanding on May 31, 2009.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The reporting person became a greater than 5% beneficial owner of the common stock of Access National Corporation on March 10, 2009, the event date identified on the cover page to this Schedule 13D (the “Event Date”). The amounts reported in the body of this Schedule 13D reflect the reporting person’s beneficial ownership as of May 31, 2009, and the amounts reported in the footnotes of this Schedule 13D reflect the reporting person ’s beneficial ownership as of the Event Date.
(2) Sole Voting Power on the Event Date: 192,842 shares
(3) Shared Voting Power on the Event Date: 326,200 shares
(4) Sole Dispositive Power on the Event Date: 192,842 shares
(5) Shared Dispositive Power on the Event Date: 326,200 shares
(6) Aggregate Amount Beneficially Owned by Reporting Person on the Event Date: 519,042 shares
(7) Percent of Class Represented by footnote (6) on the Event Date, based on 10,296,450 shares of common stock issued and outstanding on March 10, 2009: 5.02%

SCHEDULE 13D	Page 3 of 6
Item 1. Security and Issuer
This statement relates to the common stock, par value $0.835 per share, of Access National Corporation, a Virginia corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191.
Item 2. Identity and Background

(a)	Name:	James L. Jadlos

(b)	Business Address:	Lender Processing Services/Applied Analytics Division 1610 15th Street, Denver, Colorado 80202

(c)	Principal Occupation:	Chief Operating Officer Lender Processing Services/Applied Analytics Division 1610 15th Street, Denver, Colorado 80202
The principal business of Lender Processing Services/Applied Analytics Division is managing data and providing analytic support and process outsourcing for banks and mortgage companies in the United States.

(d)	During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: United States of America
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price for the shares of common stock was $913,125 which amount came from the personal funds of the reporting person.
Item 4. Purpose of Transaction
The purpose of the acquisition of the shares of common stock of the Issuer by the reporting person was for personal investment purposes.

SCHEDULE 13D	Page 4 of 6
Item 5. Interest in Securities of the Issuer
(a)	Total beneficial interest of reporting person: 649,042 shares of common stock (including 54,492 shares subject to stock options exercisable within 60 days of the filing date of this Schedule 13D), representing beneficial ownership of 6.24% of the Issuer’s common stock, based on 10,338,515 shares of common stock issued and outstanding on May 31, 2009. (8)

(b)	The reporting person has the sole power to vote, direct the vote, dispose of, or direct the disposition of 197,842 shares of common stock. (9)

The reporting person has shared power to vote, direct the vote, dispose of, or direct the disposition of 451,200 shares of common stock. (10)

The reporting person shares the power to vote, direct the vote, dispose of, or direct the disposition of certain shares of common stock with his wife, information with respect to whom is set forth below:

Name:	Pamela N. Jadlos

Business Address:	c/o Griffin Capital Partners, Inc. 1610 15th Street, Denver, Colorado 80202

Principal Occupation:	Senior Vice President of Operations Griffin Capital Partners, Inc.
The principal business of Griffin Capital Partners, Inc. is engaging in advising banks and mortgage companies on mortgage asset valuation trading.

During the past five years, Mrs. Jadlos has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, Mrs. Jadlos has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Jadlos is a citizen of the United States of America.

(8)	Total beneficial interest of reporting person on the Event Date: 519,042 shares (including 49,492 shares subject to stock options exercisable within 60 days of the Event Date), representing beneficial ownership of 5.02% of the Issuer’s common stock, based on 10,296,450 shares of common stock issued and outstanding on March 10, 2009.

(9)	On the Event Date, the reporting person had the sole power to vote, direct the vote, dispose of, or direct the disposition of 192,842 shares of common stock.

(10)	On the Event Date, the reporting person had shared power to vote, direct the vote, dispose of, or direct the disposition of 326,200 shares of common stock.

SCHEDULE 13D	Page 5 of 6
(c)	The reporting person effected the following transactions in common stock of the Issuer in the past 60 days:

March 10, 2009 — Private purchase of 38,750 shares of common stock at $4.50/share

May 5, 2009 — Private purchase of 125,000 shares of common stock at $5.91/share

(d)	Mrs. Jadlos has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
n/a
Item 7. Material to be Filed as Exhibits
n/a

SCHEDULE 13D	Page 6 of 6
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
June 4, 2009
Date

Signature

James L. Jadlos
Name